Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

EQUIFAX

COMPANY AT - A - GLANCE

Company Overview

•                  Equifax (NYSE:EFX) is a $1.4 billion global information technology enterprise and member of the S&P 500, with a heritage dating back 107 years.

•                  With more than 4,700 employees, the company’s presence spans three continents and 13 countries in North America, Latin America and Europe.

Our Businesses

•                  Equifax’s largest business unit, North America Information Services, delivers best-in-class, market-driven solutions and promotes the industry’s highest standards for safeguarding consumer and commercial data.

•                  For more than a decade, Equifax has pioneered the field of enabling technologies by delivering application processing, decisioning and loan origination solutions for consumer and business lending.

•                  Predictive Sciences has broadened its reputation as a global leader, providing modeling and analytics solutions to customers in industries including brokerage, healthcare, telecommunications, financial services, retail, automotive, mortgage, credit card issuers and utilities.

•                  Equifax Personal Solutions was among the first to offer consumers online access to credit information and ID theft protection products with monitoring alerts.

•                  Equifax Marketing Services leverages supercomputer technology and advanced computer processing to accelerate the delivery of customer marketing campaigns.

Global Outreach

•                  In the United Kingdom, Equifax’s credit-scoring tool, account management scores and online Personal Solutions products have proven to be competitive differentiators in the marketplace. In Spain and Portugal, Equifax is recognized as a market-leading credit referencing company.

•                  In Latin America, Equifax has empowered millions of consumers and businesses with its offerings, including decisioning technologies, consumer and commercial credit information, debt recovery solutions, personal solutions and marketing services.

By the Numbers

•                  Equifax maintains data on more than 300 million consumers and 100 million businesses worldwide.

•                  Equifax Small Business Enterprise is the richest source of small business information in the U.S., with data on more than 28 million companies.

•                  The company delivers a database of five billion credit tradelines and more than 310 million demographic and lifestyle profiles.

•                  More than 10 million U.S. consumers have purchased Equifax Personal Solutions credit management resources and products.

•                  Equifax maintains the industry’s largest telecommunications database used by every major telco provider to predict the likelihood of an applicant or established customer becoming a fraud risk.

•                  In the mortgage industry, the company helps with efficient processing and approval of nearly 14 million applications annually.

Milestones

•                  Nearly 125 acquisitions have been completed since 1990, leading to increased growth opportunities for our businesses.

•                  Equifax’s 2005 acquisitions of APPRO Systems and BeNow represent recent significant additions. APPRO is a leading provider of technology to more than 150 financial institutions including regional banks and credit unions, further establishing Equifax’s enabling technologies as a vital growth engine. BeNOW, a marketing solutions company, is providing new ways for Equifax Marketing Services’ technology to assist customers in acquiring, retaining and growing their customer relationships.

•                  Transformation of the company from a “credit bureau” into an information technology company has provided Equifax with significant competitive advantages in the marketplace.

•                  Equifax ranked #3 in the 2005 InformationWeek 500, a listing of the nation’s largest and most innovative users of information technology. Equifax consistently has ranked among the top 25 companies in the InformationWeek list.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.